GALLAGHER, BRIODY & BUTLER
                               COUNSELLORS AT LAW
                           PRINCETON FORRESTAL VILLAGE
                              155 VILLAGE BOULEVARD
                                    SUITE 201
                           PRINCETON, NEW JERSEY 08540
                                    ---------

                              TEL : (609) 452-6000
THOMAS P. GALLAGHER            FAX: (609) 452-0090             NEW YORK OFFICE:
KEVIN M. BRIODY+                                               300 PARK AVENUE
JOHN K. BUTLERO                                                   17TH FLOOR
BARBARA J. COMLY*+                                            NEW YORK, NY 10022
MARTIN J. CONROY                                              TEL: 212-938-0831
JONATHAN M. GRISCHUK*                                         FAX: 212-938-0917
DEBORAH L. CARROLL?
HERBERT P. MOORE, JR.*                                    *  ALSO ADMITTED IN NY
                                                          +  ALSO ADMITTED IN PA
                                                          O  ALSO ADMITTED IN DC
                                                          [] ADMITTED IN NY, DC
                                                             AND CT ONLY


                                  July 23, 2007

VIA EDGAR

Mr. Patrick Kuhn
United States Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549-7010

         RE:      U.S. HELICOPTER CORPORATION
                  FILE NO. 001-32580
                  FORM 10-KSB: FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

Dear Mr. Kuhn:

         On behalf of U.S. Helicopter Corporation (the "Company"), this letter responds to your letter to the Company dated June 29, 2007 in connection with certain matters related to the Company's Annual Report on Form 10-KSB (the "10-K") and the comment numbers below correspond to the comment numbers in such letter.

COMMENT #1:

FORM 10-KSB: FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

NOTES TO FINANCIAL STATEMENTS, PAGE F-7

NOTE 11: CONVERTIBLE DEBT, PAGE F-13

1. Please tell us the facts and circumstances that resulted in the change in fair value of the derivative liability and the recording of $2,765,581 in the Statement of Operations. In your response, provide the calculation of the $2,765,581. In addition, discuss in MD&A the reasons for material changes in line items of your financial statements.

Mr. Patrick Kuhn
July 23, 2007
Page 2 of 2



RESPONSE TO COMMENT #1:

         The Company calculated the derivative liability figure quarterly based on the Black-Scholes model (see Footnote 11 to the Company's financial statements for the year ended December 31, 2006). The Company completed several financings during 2006 that applied to the model as is set forth below. Additional detail regarding the calculation of the derivative liability figure is attached hereto at Schedule A.

         1ST QUARTER 2006:

         1) The Company completed a convertible debenture financing with Cornell Capital Partners, LP ("Cornell Capital") in the principal amount of $6,000,000 (the "First 2006 Debenture"). The First 2006 Debenture contains a term of three years and is convertible into shares of our common stock at a price per share equal to the lower of $1.45 per share or 95% of the lowest daily volume weighted average price of our common stock for the 30 days prior to the notice of exercise. The Company used a valuation of $1.45 per share as the basis for its derivative liability calculation for this debenture (the price per share at which the Company's shares were sold in the First 2006 Debenture transaction) resulting in an assumed conversion price of $1.3775 per share under the debenture. The Company's estimate of volatility in the calculation of the derivative liability during this quarter was similar to that of a privately held company (using the minimum value method), as the Company's securities were not listed on the OTC-Bulletin Board until April 2006.

         2) In connection with the First 2006 Debenture financing, the Company issued five year warrants with the following exercise prices: 1,250,000 at $1.00 per share, 1,250,000 at $1.15 per share, 1,250,000 at $1.30 and 1,250,000 at
$1.45. The Company used a valuation of $1.45 per share and zero volatility as the basis for its derivative liability calculation for these warrants, for the same reasons as noted in the preceding paragraph.

         2ND QUARTER 2006:

         The Company did not issue any common stock or securities convertible into its common stock during this period. The Company used a valuation of $1.40 per share as the basis for its derivative liability calculation for this period, which represents the Company's bona fide estimate of the fair value of its common stock as of the end of the period.

         3RD QUARTER 2006:

         The Company did not issue any common stock or securities convertible into its common stock during this period. The Company used a valuation of $0.86 per share as the basis for its derivative liability calculation for this period. Due to the limited public market of the Company's common stock, the Company again utilized a calculation akin to that of a privately held company, but estimated that a 20% volatility factor was appropriate.

Mr. Patrick Kuhn
July 23, 2007
Page 3 of 3

         4TH QUARTER 2006:

         1) The Company completed a convertible debenture financing with Cornell Capital in November 2006 in the principal amount of $2,750,000 (the "Second 2006 Debenture"). The Second 2006 Debenture contains a term of three years and is convertible at the same price per share as the First 2006 Debenture.

         2) In connection with the Second 2006 Debenture, we agreed to issue to Cornell Capital warrants to purchase a total of 155,481 shares of our common stock with the following exercise prices: $1.15 per share (as to 47,827 warrants); $1.35 per share (as to 40,741 warrants); $1.55 per share (as to 35,484 warrants); and $1.75 per share (as to 31,429 warrants). The warrants are exercisable for a period of five years.

         3) During this period, the Company issued a total of 2,500,000 shares of common stock pursuant to warrants exercised by Cornell Capital.

         The Company used a valuation of $0.70 per share as the basis for its derivative liability calculation for this period, which reflects the exercise price of the warrants exercised by Cornell Capital as noted in (3) above. Due to the limited public market of the Company's common stock, the Company again utilized a calculation akin to that of a privately held company, but estimated that a 20% volatility factor was appropriate.

         The Company respectfully submits that the disclosure in the 10-K under
Item 6: Management's Discussion and Analysis of Financial Condition and Plan of Operations (the "MD&A") is adequate in light of the fact that the Company transitioned from a development stage company to an operating company during the first quarter of 2006. Notwithstanding this fact, the MD&A does disclose the increase in professional fees during the period covered, which were not contingent on whether the Company was in a development stage at the time. Going forward, the Company will include comparisons of prior periods in future filings in light of the Company's transition to an operating company, where such comparison would be required and meaningful disclosure.

COMMENT #2:

NOTE 12: SECURITIES OFFERINGS, PAGE F-16

 2. It appears that the Convertible Series A Preferred Stock has a beneficial conversion feature. Please tell us if you recorded the discount, resulting from the allocation of proceeds to the beneficial conversion feature, as a dividend. Refer to the guidance in paragraph 8 of EITF 98-5.

Mr. Patrick Kuhn
July 23, 2007
Page 4 of 4

RESPONSE TO COMMENT #2:

         The Company did not record the beneficial conversion feature (approximately $75,000) as a dividend. The Company determined that recording the discount as a dividend would not have resulted in a material impact on either net income (loss) applicable to common shareholders or earnings (loss) per share, and would have had no impact on the Company's Balance Sheet or Stockholders' Equity.

         As a matter of background, the Company sold 63,200 units in November and December 2004, each unit consisting of five preferred shares convertible into common stock and two warrants to purchase common stock. The Company's initial Registration Statement was approved by the Commission in September, 2005 and the Company's common stock began trading on the Over-the-Counter Bulletin Board in April 2006.

     In addition, the Company acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions or require any supplemental information after reviewing the Company's response contained in this letter, please do not hesitate to contact the undersigned at 609-452-6000.

                                         Very truly yours,


                                         /s/ Thomas P. Gallagher
                                         -----------------------


cc:   George J. Mehm, Jr., Chief Financial Officer, U.S. Helicopter Corporation



                                   SCHEDULE A

U.S. HELICOPTER CORPORATION SUMMARY OF CALCULATION OF DERIVATIVE LIABILITY

                            FIRST         SECOND        THIRD         FOURTH       YEAR
                           QUARTER       QUARTER       QUARTER       QUARTER       2006

STOCK PRICE              $     1.45    $     1.40    $     0.86    $     0.70
VOLATILITY                     0.00%         0.00%        20.00%        20.00%
DISCOUNT RATE                  4.75%         4.75%         4.75%         4.75%

SHORT-TERM               $  267,691    $  236,401    $    7,064    $        3
  DERIVATIVE LIABILITY

LONG-TERM                $3,724,718    $3,131,217    $  747,700    $  251,754
  DERIVATIVE LIABILITY

TOTAL
  DERIVATIVE LIABILITY   $3,992,409    $3,367,618    $  754,764    $  251,757

CHANGE IN FAIR VALUE      -$242,745    $  624,791    $2,612,854     -$229,319    $2,765,581
  OF DERIVATIVE



FOURTH QUARTER NUMBERS ARE NET OF ADDITIONAL ISSUANCE AND
  REPRICING/EXERCISE OF EXISTING WARRANTS
